                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                        For the month of NOVEMBER, 2002.

                        BROOKFIELD PROPERTIES CORPORATION
                 (Translation of Registrant's Name Into English)

         SUITE 4400, BCE PLACE, 181 BAY STREET, TORONTO, CANADA M5J 2T3
                    (Address of Principal Executive Offices)

    (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                        Form 20-F______ Form 40-F___X___

        (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
                   under the Securities Exchange Act of 1934.)

                                Yes _____ No ___X___

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______.



--------------------------------------------------------------------------------

[BROOKFIELD GRAPHIC]

NEWS RELEASE

        BROOKFIELD ANNOUNCES DISTRIBUTION OF U.S. HOME BUILDING BUSINESS

--------------------------------------------------------------------------------
INVESTORS, ANALYSTS AND OTHER INTERESTED PARTIES CAN ACCESS BROOKFIELD'S SUPPLEMENTAL INFORMATION PACKAGE REGARDING THIS TRANSACTION ON BROOKFIELD'S WEBSITE UNDER THE INVESTOR INFORMATION/FINANCIAL REPORTS SECTION AT WWW.BROOKFIELDPROPERTIES.COM. BROOKFIELD'S THIRD QUARTER INVESTOR CONFERENCE CALL CAN BE ACCESSED BY TELECONFERENCE ON OCTOBER 29, 2002 AT 3:00 P.M. EST AT 1-800-482-2225. SHOULD THE TOLL-FREE NUMBER NOT BE AVAILABLE IN YOUR AREA, THE CALL MAY BE ACCESSED BY DIALING 1-303-224-6997. THE ARCHIVED TELECONFERENCE MAY BE ACCESSED BY DIALING 1-888-211-2648 WITH RESERVATION NUMBER 2431897. SHOULD THE TOLL-FREE NUMBER NOT BE AVAILABLE IN YOUR AREA, PLEASE ACCESS THE ARCHIVED CALL BY DIALING 1-703-925-2474. ALTERNATIVELY, THE CONFERENCE CALL CAN BE ACCESSED BY WEBCAST ON THE BROOKFIELD WEBSITE AT WWW.BROOKFIELDPROPERTIES.COM.
--------------------------------------------------------------------------------

NEW YORK, NEW YORK, OCTOBER 29, 2002 - (BPO: NYSE/TSX) Brookfield Properties Corporation today announced that it intends to distribute its U.S. residential home building business to its common shareholders, subject to regulatory approval. In preparation for this, the U.S. home building business is being reorganized and is currently operating under the name Brookfield Homes Corporation ("Brookfield Homes"). This transaction is intended to allow Brookfield to focus on its core business of owning and operating premier office properties in select North American city centers, and to maximize the value of Brookfield's U.S. residential home building operations for shareholders. Brookfield Homes intends to file a registration statement in the United States and a non-offering prospectus in Canada on or about October 31, 2002 to prepare for a distribution of its common shares.

BACKGROUND

Given the positive results of Brookfield's U.S. home building operations over the past five years, an extensive review of the strategic fit of the U.S. home building operations in Brookfield was conducted. The board of directors of Brookfield determined that it is in the best interest of shareholders to separate the U.S. home building business from the commercial property business, based on three major factors:

     o The separation will enhance Brookfield's ability to focus on its core commercial property business, and is a response to the market's perceived preference for "pure play" commercial property companies;

     o Brookfield believes that the value of its U.S. home building operation is not fully recognized in the market price of its common shares and that shareholder value will be enhanced operating it as a separate public company; and

     o As a separate public company, Brookfield Homes will have the ability to raise capital on its own, and respond to opportunities in the home building industry, independent of a commercial property-focused company.

THE TRANSACTION

Brookfield Properties Corporation shareholders of record on December 20, 2002 will receive a special distribution equivalent to one fifth of a Brookfield Homes share for each Brookfield share that they own. This distribution will be made on December 31, 2002. The value of the special dividend, based on a book value of US$322 million of equity, will be US$2.00 per Brookfield share. Brookfield will convene a special meeting of shareholders on December 16, 2002 to approve a reduction in the stated capital of the corporation's common shares in order to minimize the tax impact on the distribution to shareholders.

Brookfield Homes will apply for a listing of its common shares on the NYSE under the symbol "BHC." Brookfield's largest shareholder, Brascan Corporation (BNN:
NYSE/TSX), has indicated that it will continue to hold its approximate 50% interest in Brookfield Homes upon it becoming a public company, and that it may increase its interest in the future.

Despite the expectation of this spin-off on December 31, 2002, the board of directors of Brookfield may terminate the distribution in the event that the board determines that it is no longer in the best interest of the shareholders of Brookfield.

FINANCIAL IMPACT
BROOKFIELD - BALANCE SHEET
The pro forma balance sheet of Brookfield, reflecting the completion of this transaction, is expected to be as follows:


                                                                                 Distribution         Pro forma
    UNAUDITED - US$ MILLIONS                             Sept 30, 2002(1)              Impact    Sept. 30, 2002
    -----------------------------------------------------------------------------------------------------------
    ASSETS
    Commercial properties                                          $5,553                                $5,553
    Development properties                                          1,051               (101)               950
    Residential housing inventory                                     723               (723)                --
    Receivables and other                                             759                 56                815
    Cash and cash equivalents                                         197                                   197
    -----------------------------------------------------------------------------------------------------------
                                                                   $8,283                                $7,515
    ===========================================================================================================

    LIABILITIES
    Commercial property debt                                       $4,587                                $4,587
    Residential construction financing                                353               (353)                --
    Accounts payable and other liabilities                            574                (93)               481

    SHAREHOLDERS' INTERESTS
    Interests of others in properties                                 129                                   129
    Preferred shares - corporate and subsidiaries                     579                                   579
    Common shares                                                   2,061               (322)             1,739
    -----------------------------------------------------------------------------------------------------------
                                                                   $8,283                                $7,515
    ===========================================================================================================

    (1) CERTAIN FIGURES HAVE BEEN RECLASSIFIED

BROOKFIELD HOMES - BALANCE SHEET

The balance sheet of Brookfield Homes is expected to be approximately as follows:


                                                                             Proforma                  Proforma
    US GAAP - US$MILLIONS                                              Sept. 30, 2002             Dec. 31, 2001
    -----------------------------------------------------------------------------------------------------------
    ASSETS
    Housing and land inventory                                                   $675                      $633
    Investment in housing and land joint ventures                                 112                        94
    Receivables                                                                    45                        66
    Cash and cash equivalents                                                       2                         1
    Deferred tax asset                                                             45                        57
    -----------------------------------------------------------------------------------------------------------
                                                                                 $879                      $851
    ===========================================================================================================

    LIABILITIES & EQUITY
    Project specific financings                                                  $298                      $284

    Accounts payable and other liabilities                                         93                        50
    Subordinated debt                                                             143                       215

    Interests of others in assets                                                  23                        15
    Stockholder's equity                                                          322                       287
    -----------------------------------------------------------------------------------------------------------
                                                                                 $879                      $851
    ===========================================================================================================


FUNDS FROM OPERATIONS

After distribution of the U.S. residential home building business to shareholders, the expectation of funds from operations of the combined business will be unchanged. Management's estimate for 2003 funds from operations of Brookfield Properties will be US$2.15 per share, and a further US$0.48 per share for Brookfield Homes. This is consistent with the funds from operations target of US$2.60 per share provided by Brookfield's management for 2003. The comparable funds from operations per share estimates for 2002 are US$1.88 for commercial property operations, which implies a growth rate of 14% for 2003, and US$0.44 for the home building operations, which implies a growth rate of 10%. The summary of funds from operations per share estimates is as follows:


    FUNDS FROM OPERATIONS PER
    BROOKFIELD PROPERTIES SHARE(1)                             2002E(2)           2003E(2)               Growth
    -----------------------------------------------------------------------------------------------------------
    Brookfield Properties                                        $1.88              $2.15                   14%
    Brookfield Homes                                              0.44               0.48                   10%
    -----------------------------------------------------------------------------------------------------------
                                                                 $2.32              $2.63                   13%
    ===========================================================================================================

    (1) FUNDS FROM OPERATIONS IS DEFINED AS GAAP NET INCOME BEFORE NON-CASH TAXES AND DEPRECIATION

    (2) PRIOR TO LEASE TERMINATION INCOME AND GAINS.


OUTLOOK

Ric Clark, President & CEO of Brookfield, commented that "this transaction solidifies our position as a premier North American office property company and allows shareholders who retain their proportionate share of Brookfield Homes to participate more directly in the successful home building company we have built over the past five years."

It is expected that the new board of directors of Brookfield Homes will consist of seven directors, including four independent directors, Bruce Flatt, Gordon Arnell and Ian Cockwell, who will also serve as Chief Executive Officer. Ian Cockwell currently holds the position of President and Chief Executive Officer of the Residential Operations of Brookfield. "This is an excellent opportunity for Brookfield Homes to create value for shareholders, building on our existing management expertise and well established franchise in the U.S. residential markets," concluded Cockwell.

                            * * * * * * * * * * * * *

BROOKFIELD PROPERTIES CORPORATION

Brookfield Properties Corporation, with a stock market value of $9 billion in assets, owns, develops and manages premier North American office properties. The Brookfield portfolio comprises 50 commercial properties and development sites totaling 45 million square feet, including landmark properties such as the World Financial Center in New York and BCE Place in Toronto. Brookfield is inter-listed on the New York and Toronto Stock Exchanges under the symbol BPO. For more information, visit the Brookfield Properties website at WWW.BROOKFIELDPROPERTIES.COM.

BROOKFIELD HOMES CORPORATION

Brookfield Homes Corporation is a U.S.-based residential home builder which builds homes and develops land in master-planned communities and infill locations. The company markets, designs and develops single-family and multi-family homes primarily to move-up and luxury buyers and also develops land which is sold to other home builders. The company's operations are currently in four markets: the San Francisco Bay Area; Southland / Los Angeles; San Diego / Riverside; and Northern Virginia.

CONTACT INFORMATION

Melissa Coley                              Katherine Vyse
Vice President, Investor Relations         Investor Relations and Communications
Brookfield Properties Corporation          Brookfield Homes Corporation
Tel: (212) 417-7215                        Tel: (416) 369-8246
Fax: (212) 417-7096                        Fax: (416) 369-0973
Email: MCOLEY@BROOKFIELDPROPERTIES.COM     Email: KVYSE@BROOKFIELDHOMES.COM




NOTE: THIS PRESS RELEASE CONTAINS "FORWARD-LOOKING STATEMENTS" WITHIN THE MEANING OF SECTION 27A OF THE SECURITIES ACT OF 1933, AS AMENDED, AND SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED. THE WORDS "BELIEVE," "EXPECT," "ANTICIPATE," "INTEND," "ESTIMATE," AND OTHER EXPRESSIONS WHICH ARE PREDICTIONS OF OR INDICATE FUTURE EVENTS AND TRENDS AND WHICH DO NOT RELATE TO HISTORICAL MATTERS, IDENTIFY FORWARD LOOKING STATEMENTS. RELIANCE SHOULD NOT BE PLACED ON FORWARD-LOOKING STATEMENTS BECAUSE THEY INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES AND OTHER FACTORS, WHICH MAY CAUSE THE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS OF THE COMPANY TO DIFFER MATERIALLY FROM ANTICIPATED FUTURE RESULTS, PERFORMANCE OR ACHIEVEMENT EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS. FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE SET FORWARD IN THE FORWARD-LOOKING STATEMENTS INCLUDE GENERAL ECONOMIC CONDITIONS, LOCAL REAL ESTATE CONDITIONS, TIMELY RE-LEASING OF OCCUPIED SQUARE FOOTAGE UPON EXPIRATION, INTEREST RATES, AVAILABILITY OF EQUITY AND DEBT FINANCING AND OTHER RISKS DETAILED FROM TIME TO TIME IN THE DOCUMENTS FILED BY THE COMPANIES WITH THE SECURITIES REGULATORS IN CANADA AND THE UNITED STATES. BROOKFIELD PROPERTIES CORPORATION AND BROOKFIELD HOMES CORPORATION UNDERTAKE NO OBLIGATION TO PUBLICLY UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                     BROOKFIELD PROPERTIES CORPORATION


Date: November 8, 2002               By /S/ STEVEN J. DOUGLAS
                                       -----------------------------------------
                                       Name: Steven J. Douglas
                                       Title: Executive Vice President and
                                                Chief Financial Officer